Exhibit 12.1

DST Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2009	2008	2007	2006	2005
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$316,782	$275,333	$1,326,644	$268,517	$643,937

Add:
Fixed Charges	52,816	68,103	77,480	158,256	104,331

Amortization of capitalized interest	56	55	126	120	139

Distributed earnings of equity investees	29,606	651	565	36,035	684

Subtract:
Capitalized Interest		(86)	(3)	(87)	(28)

Pretax income as adjusted	$399,260	$344,056	$1,404,812	$462,841	$749,063

Fixed charges:
Interest expense	$42,175	$55,408	$60,259	$139,600	$80,900
Interest capitalized		86	3	87	28
	42,175	55,494	60,262	139,687	80,928

Portion of rents representative of an appropriate interest factor	10,641	12,609	17,218	18,570	23,403

Total fixed charges	$52,816	$68,103	$77,480	$158,257	$104,331

Ratio of earnings to fixed charges	7.6	5.1	18.1	2.9	7.2